JM

Johnson Matthey

09045403

February 2, 2009

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
#70062760000337666391
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20546

SUPPL

SEC Mail Processing
Section
JAN 13 2009
Washington, DC
111

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1. **Notification of Transactions of Directors/Persons** **22 Jan 2009**
2. **Interim Management Statement** **29 Jan 2009**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
MAR 2 2009
THOMSON REUTERS

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/dh
Enclosure
cc: S. A. Farrant
A. Purtill

dw 2/24

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

In accordance with DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of holdings of the persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	39
P N Hawker	39

D W Morgan	39
L C Pentz	42
J N Sheldrick	39
S Farrant	39
W F Sandford	39
I F Stephenson	39
N Whitley	42

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£9.1186

14. Date and place of transaction:

21 January 2009, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	143,147
P N Hawker	15,978
D W Morgan	43,833
L C Pentz	19,324
J N Sheldrick	119,580

16. Date issuer informed of transaction:

22 January 2009

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
22 January 2009

Johnson Matthey PLC
28 January 2009

For release at 7.00 am on Wednesday 28th January 2009

Johnson Matthey Plc

Interim Management Statement

Johnson Matthey is hosting an analysts' visit today at its research centre in Sonning Common. At the meeting Neil Carson, Chief Executive of Johnson Matthey, will provide the following statement on trading in the company's third quarter ended 31st December 2008.

'Johnson Matthey's sales excluding precious metals for the third quarter were slightly ahead of last year despite difficult market conditions. Operating profit before amortisation of acquired intangibles was 4% below the same period of 2007/08. Good sales of non-automotive products and favourable exchange translation largely offset the impact of reduced autocatalyst demand.

Trading conditions deteriorated significantly in the third quarter of our financial year. Car sales fell sharply in Europe and North America and were also down in Asia. Overall, global car production fell by 19%* compared with the same quarter of 2007/08. Demand for autocatalysts was well down on last year.

Underlying profit before tax (before amortisation of acquired intangibles) was 7% lower with a higher interest charge than last year as a result of increased borrowings following the acquisition of Argillon in February 2008. With interest rates coming down the interest charge for the fourth quarter will be lower than last year.

Third quarter sales excluding precious metals for Environmental Technologies Division were 6% below last year. At constant exchange rates, sales excluding precious metals fell by 13%. Emission Control Technologies' sales fell sharply in October and November, particularly in Europe where demand had been good earlier in the year, as car companies cut production in the face of falling car sales. That process has continued through December and into January with most OEMs taking extended shutdowns over the Christmas holiday period. We took action in the first half of the year to reduce costs in North America where the recession had started earlier and similar action is underway in Europe. By contrast Process Technologies performed well in the third quarter. Although the oil price has fallen substantially from its peak, concerns over energy security and environmental issues continue to drive demand for syngas catalysts and purification products. Our Davy Process Technology business licensed two further methanol plants in China during the third quarter, one using natural gas and the other acetylene off-gas as feedstock.

Precious Metal Products Division's sales and profits were higher than last year, despite lower platinum group metal (pgm) prices. The division benefited from volatility in pgm prices and good demand for fabricated products and gold refining. Fine Chemicals & Catalysts was also up, with sales of research chemicals and active pharmaceutical ingredients for controlled drugs ahead of last year. The results for all three divisions were helped by favourable exchange translation.

On 26th November 2008 we completed the sale of the non-core Ceramic Insulators and Alumina businesses, acquired as part of the Argillon Group, for €21 million in cash plus a €2 million vendor loan note. The cash proceeds were used to reduce borrowings. Net cash flow from operations was also positive with cash released by Emission Control Technologies from inventories and receivables in response to lower sales. As a result of this cash inflow, net borrowings fell despite the impact of exchange translation on foreign currency debt. The group's balance sheet continues to be strong with no significant refinancing requirements in the next two years.

In the fourth quarter of our last financial year the price of platinum reached record levels and Precious Metal Products Division made very good profits. This year, with much lower pgm prices the division's profits will be lower. The outlook for car sales is difficult to forecast but demand is expected to weaken in Asia and remain depressed in North America and Europe. As a consequence global car production in the final quarter could be 25% below last year. On that basis we would now expect Johnson Matthey's underlying earnings per share (before amortisation of acquired intangibles) for the year as a whole to be in the range 85p to 90p (compared with 89.5p in 2007/08).'

*source: Global Insight January 2009

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	0118 924 2066
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225

END